Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

&

MANAGEMENT INFORMATION CIRCULAR

May 19, 2015

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Jaguar Mining Inc. (the "Corporation") will be held at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, ON, M5X 1A4, Canada, on Monday, June 22, 2015 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2014, together with the auditor’s report thereon;

2.	to reappoint KPMG LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3.	to elect the directors for the ensuing year;

4.
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, substantially in the form set out in the accompanying management information circular (the “Circular”), ratifying, confirming and approving the Corporation’s 10% rolling stock option plan (the “Stock Option Plan”), as more fully described in the Circular;

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of the Corporation has fixed a record date as of May 4, 2015 for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof.  Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to properly complete, sign, date and return the form of proxy accompanying this notice of meeting (the “Notice of Meeting”) in the envelope provided for that purpose.  In order to appoint a proxy nominee to represent, attend and act on behalf of a Shareholder at the Meeting, Shareholders must properly complete, sign and date the accompanying form of proxy and deposit the form of proxy with (i) Computershare Investor Services Inc., the Corporation's registrar and transfer agent, at the address set out in the accompanying form of proxy no later than 10:00 a.m. (Toronto time) on June 18, 2015, or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used prior to the commencement thereof.  The Chairman of the Meeting has the discretion to accept late proxies.  As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, registered Shareholders may vote by telephone or via the Internet by following the instructions set out in the form of proxy and Circular.  Beneficial Shareholders who receive the form of proxy or other voting instruction form directly from the Corporation or through an intermediary must deliver their proxy or voting instruction form, as applicable, in strict accordance with the instructions set out therein, which instructions may allow for voting via the Internet or by phone.

i

Shareholders who are unable to attend the Meeting in person are urged to complete, sign, date and return the form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein to Computershare Investor Services Inc. as soon as possible so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario, Canada, this 19th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF JAGUAR MINING INC.

“Richard D. Falconer”
Richard D. Falconer Chairman of the Board of Directors

ii

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	I
APPOINTMENT AND REVOCATION OF PROXIES	4
General	4
Registered Shareholders	5
Non-Registered Shareholders	5
Revocation of Proxies	6
VOTING AND EXERCISE OF DISCRETION BY PROXIES	6
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	6
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	7
PARTICULARS OF MATTERS TO BE ACTED UPON	7
Financial Statements	7
Reappointment and Remuneration of the Auditors	7
Election of Directors	8
Ratification of the Stock Option Plan	11
STATEMENT OF EXECUTIVE COMPENSATION	13
Compensation Discussion and Analysis	13
Compensation Philosophy and Approach	13
Base Salary	15
Short Term Incentive Plan	15
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	22
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	23
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION	23
OTHER BUSINESS	24
CORPORATE GOVERNANCE DISCLOSURE	25
ADDITIONAL INFORMATION	31
SCHEDULE "A" BOARD MANDATE	A-1
SCHEDULE "B" STOCK OPTION PLAN	B-1

MANAGEMENT INFORMATION CIRCULAR

This management information circular, including all schedules hereto (the "Circular"), is furnished in connection with the solicitation by the management of Jaguar Mining Inc. (the "Corporation" or "Jaguar") of proxies to be used at the annual general and special meeting of holders of common shares (the “Shares”) of the Corporation (the "Shareholders") or any and all adjournments or postponements thereof (the "Meeting") to be held at 10:00 a.m. (Toronto time) at Bennett Jones LLP offices, 3400 One First Canadian Place, P.O. Box 130, Toronto, ON, M5X 1A4, Canada, on Monday, June 22, 2015 for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).

APPOINTMENT AND REVOCATION OF PROXIES

General

The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone, e-mail, internet, facsimile or other means of communication by regular employees, officers, directors and agents of the Corporation at nominal cost.  The cost of such solicitation by management will be borne by the Corporation.  Except as otherwise stated, the information contained herein is given as of May 19th, 2015.

Only registered Shareholders or their duly appointed proxy nominees are permitted to vote at the Meeting.  You are a non-registered Shareholder if you are a Shareholder whose Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates (a "Non-Registered Holder").

These security holder materials are being sent to both registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

Non-Registered Holders who have not objected to their intermediary disclosing certain information about them to the Corporation are referred to as "NOBOs", whereas Non-Registered Holders who have objected to their intermediary disclosing ownership information about them to the Corporation are referred to as "OBOs".  In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to send the Notice of Meeting, this Circular and the related form of proxy or voting instruction form (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly to the OBOs through their intermediaries.  By choosing to send the Meeting Materials directly to NOBOs, the Corporation (and not the intermediary holding Shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

The Corporation will be relying on the notice and access delivery procedures outlined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators to distribute copies of proxy-related materials in connection with the Meeting.

Registered Shareholders

The proxy nominees named in the form of proxy accompanying this Circular are a director and an officer of the Corporation.  A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent, attend and act on behalf of the Shareholder at the Meeting may do so either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy.  In either case, the proxy must be properly completed, signed, dated, and (i) deposited with Computershare Investor Services Inc. ("Computershare"), the Corporation's registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 10:00 a.m. (Toronto time) on June 18, 2015, or at least 48 hours, excluding Saturday, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.  The Chairman of the Meting has the discretion to accept late proxies.

As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, a registered Shareholder (a Shareholder whose name appears on the certificate(s) representing its Shares) may vote by telephone or via the Internet.  To vote by telephone, a registered Shareholder must call the toll-free phone number specified on the enclosed form of proxy from a touch tone telephone and, when prompted, enter their Holder Account Number and Proxy Access Number as set out on the form of proxy and then listen for voting instructions.  To vote using the Internet, a registered Shareholder must go to the website specified on the enclosed form of proxy, enter the Holder Account Number and Proxy Access Number set out on the form of proxy and then follow the voting instructions on the screen.  If a Shareholder's form of proxy does not contain a Holder Account Number or a Proxy Access Number, they will not be able to vote by telephone or via the Internet.

If you vote by telephone or by using the Internet, DO NOT complete or return the enclosed form of proxy.  Voting by mail is the only method to vote Shares held in the name of a corporation, or to vote Shares being voted on behalf of another individual.  Voting by mail or using the Internet are the only methods by which a Shareholder may appoint a person as proxy nominee, other than the management proxy nominees named in the form of proxy accompanying this Circular, to represent, attend and act on behalf of the Shareholder at the Meeting.

Non-Registered Shareholders

If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Circular as specified in the voting instruction form.  The voting instruction form applicable to NOBOs allows for voting by telephone, via the Internet or by mail, depending on the applicable circumstances.

If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you (unless you have waived your right to receive them) and to seek your instructions as how to vote your Shares in respect of each of the matters described in this Circular to be voted on at the Meeting.  Each intermediary has its own procedures which should be carefully followed by Non-Registered Holders who are OBOs to ensure that their Shares are voted by the intermediary on their behalf at the Meeting.  These procedures may allow for voting by telephone, via the Internet, by mail and/or by facsimile.  The applicable instructions for each such method of voting will be set out in the form of proxy or voting instruction form provided by the intermediary.  OBOs should contact their intermediary and carefully follow the voting instructions provided by such intermediary.  Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the intermediary and following the intermediary's instructions for return of the executed form of proxy or voting instruction form.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his or her attorney authorized in writing, and deposited either: (i) with the Corporation or Computershare no later than 10:00 a.m. (Toronto time) on June 18, 2015 or the second business day preceding the day of any adjourned or postponed Meeting; (ii) with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting; or (iii) in any other manner permitted by law.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Shares represented by proxy will be voted for, or withheld from voting in respect of, each of the matters described herein in accordance with the instructions of Shareholders on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  IN THE ABSENCE OF SUCH SPECIFICATION OF VOTING PREFERENCE, SUCH SHARES SHALL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH IN THIS CIRCULAR.  The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting accompanying this Circular, or other matters which may properly come before the Meeting or any postponement or adjournment thereof, in each instance, to the extent permitted by law, whether or not the amendment or variation or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.  At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting, the Shares represented by proxies in favour of the proxy nominees named in the form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominee.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

In accordance with applicable laws, the board of directors of the Corporation (the "Board") has provided notice of and fixed a record date as of May 4, 2015 (the "Record Date") for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are registered holders of Shares at the close of business on the Record Date and the number of Shares registered in the name of each person on that date.  Each Shareholder registered on the list of Shareholders of the Corporation as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Share registered in his or her name as it appears on the list.

The authorized capital of the Corporation consists of an unlimited number of Shares.  The Shares are listed on the TSX Venture Exchange (“TSX-V") under the symbol “JAG”.  As of the Record Date, the Corporation had 111,111,038 Shares issued and outstanding, with each Share carrying the right to one vote.

To the best of the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10 percent or more of the voting rights attached to any class of outstanding voting securities of the Corporation, as of the Record Date other than as set out below:

Name of Shareholder	No. of Shares	% of Issued Shares
Outrider Management, LLC	36,045,291	32.4%
Dupont Capital Management Corp.	12,037,763(1)	10.8%
(1)  Represents aggregate Shares of the Corporation owned by funds managed by DuPont Capital Management Corp.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than discussed below, no person who has been a director or executive officer of the Corporation at any time since the beginning of the 2014 fiscal year, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Stephen Hope is a principal of Outrider Management, LLC. On April 22, 2014, a fund managed by Outrider Management, LLC acquired ownership of 36,045,291 Shares representing approximately 32.4% of the total number of Shares outstanding pursuant to the implementation of the CCAA Plan, as defined below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

At the Meeting, the audited financial statements for the fiscal year ended December 31, 2014 and the report of the auditors’ thereon will be placed before the Meeting. No vote by the Shareholders is required in connection with the presentation of the audited financial statements for the fiscal year ended December 31, 2014.

Reappointment and Remuneration of the Auditors

Management proposes to reappoint KPMG LLP, Chartered Accountants ("KPMG"), as the auditors of the Corporation and proposes that the Shareholders authorize the directors to fix the remuneration of the auditors. KPMG has acted as the Corporation’s auditors since March 2002. To be effective, such resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

Unless such authority is withheld, the management proxy nominees named in the accompanying form of proxy intend to vote FOR the reappointment of KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

Election of Directors

In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of Shareholders or until a successor is elected or appointed, is seven.

Unless such authority is withheld, the management nominees named in the accompanying form of proxy intend to vote FOR the election of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the management nominees named in the accompanying form of proxy reserve the right to vote for another person as a director in their discretion unless authority to vote in the election of directors is withheld.  Each director elected will hold office until the close of business at the next annual meeting of the Shareholders or until his successor is elected or appointed, provided however, that if a director receives a greater number of votes "WITHHELD" than votes "FOR", such director will be subject to the majority voting policy of the Corporation described in the following paragraph.

It is the policy of the Board that in an uncontested election of directors, any nominee who receives a greater number of votes "WITHHELD" than votes "FOR" will tender a resignation to the Chairman of the Board promptly following the Meeting.  The Governance, Compensation and Nominating Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the Board accept the resignation.  The Board will make its decision and announce it in a press release within 90 days following the Meeting, including the reasons for rejecting the resignation, if applicable.

The table below sets forth for each Nominee (i) their name, (ii) their principal occupations, businesses or employments, (iii) the province or state and country where they reside, (iv) whether they are an independent director, (v) all major positions and offices with the Corporation now held by each of them, including committees on which they serve, (vi) the period of their service as directors of the Corporation, and (vii) the number of voting securities of the Corporation or any subsidiary of the Corporation beneficially owned, controlled or directed, directly or indirectly, by each of them.

Nominees to the Board

Name, Age, Principal Occupation (and company if other than the Corporation) and Province/State and Country of Residence	Position(s) with the Corporation	Director Since	Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed(1)
George Bee (57) President and CEO of the Corporation Ontario, Canada	Director / Chief Executive Officer	June 10, 2013	-
Richard D. Falconer (70) (3)(4) Senior Partner at Verus Partners & Co. Inc. Ontario, Canada	Director (Independent)	May 22, 2012	-
Edward V. Reeser (63) (2)(3)(4) President of Celco Inc. (Food Service Equipment) Ontario, Canada	Director (Independent)	June 10, 2013	-
Luis Ricardo Miraglia (40) (2) Partner at Azevedo Sette Advogados Law Firm Minas Gerais, Brazil	Director (Independent)	September 27, 2012	-
Stephen Hope (44) (2)(3)(5) Portfolio Manager at Outrider Management, LLC California, United States	Director	April 22, 2014	36,045,291(5)
Jared Hardner (45) (4) Managing Partner at Hardner & Gullison Associates, LLC New Hampshire, United States	Director (Independent)	May 12, 2014	-
Robert J. Chadwick (49) (6) Partner and a member of the Executive Committee at Goodmans LLP Ontario, Canada	Director (Independent)	April 22, 2014	-

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.
(2)	Member of the Governance, Compensation and Nominating Committee. Mr. Miraglia is the Chairman of the Governance, Compensation and Nominating Committee.
(3)	Member of the Audit and Risk Committee. Mr. Reeser is Chairman of the Audit and Risk Committee.
(4)	Member of the Safety, Environmental, Technical and Reserves Committee. Mr. Hardner is Chairman of the Safety, Environmental, Technical and Reserves Committee.
(5)
Mr. Hope is not considered to be an independent director as he is a principal of Outrider Management, LLC which owns 36,045,291 Shares representing approximately 32.4% of the total number of Shares outstanding.

(6)
Mr. Chadwick is a partner and member of the Executive Committee at Goodmans LLP. During fiscal 2014, the Corporation incurred legal expenses (and related costs) of US$115,000 paid to Goodmans LLP in connection with the CCAA Plan (as defined below). Mr. Chadwick was also a member of the Ad Hoc Committee of noteholders in the CCAA Plan.

Except as set forth below:

(a)
no Nominee is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive dates (each an "order") that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Nominee was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
no Nominee is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
no Nominee has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; and

(d)	no personal holding company of any Nominee is, or has been, as applicable, subject to the foregoing during the applicable time periods.

No Nominee has been subject to any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority.

Messrs. Bee, Falconer, Miraglia and Reeser were directors of the Corporation when it commenced proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) in Ontario in December 2013 to complete a recapitalization and financing transaction. The recapitalization had the support of holders of approximately 93% of the aggregate principal amount of the Corporation’s 4.5% senior unsecured convertible notes due November 1, 2014 and 5.5% senior unsecured convertible notes due March 31, 2016 (the “CCAA Plan”). On April 22, 2014, the Corporation implemented the CCAA Plan.

Current Director Biographies

•
Richard D. Falconer (Director): Mr. Falconer was elected to the Board on May 22, 2012 and was appointed Chairman of the Board on June 29, 2012. Mr. Falconer retired from CIBC after 40 years with the bank. At the time of retirement, Mr. Falconer was Vice Chairman and Managing Director, CIBC World Markets Inc. Mr. Falconer is currently a senior partner at Verus Partners & Co. Inc. Current directorships include Chorus Aviation Inc.; Resolute Forest Products Inc.; LOFT Community Services; The Dorothy Ley Hospice; and Member, Shaw Festival Theatre Endowment Foundation Board of Governors. He is a Chartered Financial Analyst and holds a Master of Business Administration degree, York University, and Honours B.A., University of Toronto.

•
George Bee (Director and Chief Executive Officer):  Mr. Bee was elected to the Board on June 10, 2013 and was appointed Chief Executive Officer of the Corporation on April 22, 2014.  Mr. Bee is a mining engineer and has over 30 years of experience in the mining industry, developing world-class gold mining projects. Recently, he was the President and Chief Executive Officer and a director of Andina Minerals Inc. Prior to that, Mr. Bee was Chief Operating Officer of Aurelian Resources and spent over 16 years at Barrick Gold Corporation where he was responsible for a number of operating and development projects. Mr. Bee is a graduate of the Camborne School of Mines in Cornwall, United Kingdom.  Mr. Bee currently serves on the boards of Stillwater Mining Company and Sandspring Resources Inc. and holds ICD.D designation from the Institute of Corporate Directors.

•
Edward V. Reeser (Director): Mr. Reeser was appointed to the Board on June 10, 2013.  Mr. Reeser is the owner and President of Celco Inc. (Food Service Equipment), one of Canada’s major commercial food service equipment importers and distributors. Mr. Reeser was a director and member of the Finance and Audit and Risk Committee of Bridgepoint Health from September 2011 to December 2014 and is director of Temex Resources Corp. and Chairman of the Audit Committee and a member of the Compensation a Committee of Temex Resources Corp. Mr. Reeser has over 15 years of experience as a senior financial officer of TSX-listed companies in the metallurgical, aviation and energy utility industries. Mr. Reeser has also served as a director and officer of a number of private companies and non-profit organizations. Mr. Reeser holds a Master of Business Administration degree (finance concentration) from York University, a Bachelor of Arts from York University and holds ICD.D designation from the Institute of Corporate Directors.

•
Luis Miraglia (Director): Mr. Miraglia was appointed as a director of the Corporation on September 27, 2012. Mr. Miraglia is a native of Minas Gerais, Brazil and is a Partner at the law firm of Azevedo Sette Advogados with 19 years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining. He holds a degree (Juris Doctorate equivalent) from the Universidade Federal de Minas Gerais in Belo Horizonte, Brazil and a Master of Laws degree from the University of Chicago Law School.

•
Stephen Hope (Director): Mr. Hope has worked in fixed-income investment management for over fifteen years. Prior to forming Outrider Management (“Outrider”) in January 2004, he was a portfolio manager with Dalton Investments LLC (“Dalton”) where he managed a fund with a substantially similar investment strategy to that of Outrider. Prior to joining Dalton, he managed an emerging markets debt fund focused on distressed debt for two years at San Francisco Sentry Investment Group. Prior to San Francisco Sentry, he worked at Bracebridge Capital as an analyst and trader for their Asian operations. From 1995 to 1997, Stephen was a currency and bond trader for the Asian and Dollar Bloc markets for Eaton Vance Management. Stephen began his career at the First National Bank of Maryland as a corporate credit analyst and trader. Stephen Hope holds a Bachelor of Arts in Economics from Princeton University.

•
Jared Hardner (Director): Mr. Hardner has worked in the environmental field for 21 years. Over the past decade, his work has focused increasingly on the mining industry and he includes among his clients Rio Tinto, Barrick Gold, Teck, First Quantum, and Newmont Mining. His geographic experience includes the U.S., Canada, Africa, Asia, Australia, and numerous countries in Latin America including Brazil. He holds a Bachelor of Arts in Economics and Certificate in Latin American Studies from Princeton University, and a Masters of Forest Science from Yale University.

•
Robert J. Chadwick (Director): Mr. Chadwick is a partner and a member of the Executive Committee at Goodmans LLP.  Mr. Chadwick focuses his practice on corporate, banking, private equity, insolvency and reorganization law and mergers and acquisitions. He also has expertise in national, cross-border and international transactions.  Mr. Chadwick has participated in significant financings and acquisitions and other transactional matters in various industries on behalf of a diverse group of clients.  He has been an advisor in many of the major Canadian and cross-border commercial matters and restructurings. He is a director of TSX-listed Ainsworth Lumber Co. Ltd.

Ratification of the Stock Option Plan

The Corporation’s Stock Option Plan is a “rolling” stock option plan, whereby the maximum number of Shares that may be reserved for issuance pursuant to the exercise of options is 10% of the issued Shares of the Company. The TSX-V requires listed companies that have “rolling” stock option plans in place to receive Shareholder approval for such plans on a yearly basis at the company’s annual shareholders meeting. Accordingly, at the Meeting, Shareholders will be asked to ratify, confirm and approve the Stock Option Plan. The Stock Option Plan complies with the current policies of TSX-V.

The purpose of the Stock Option Plan is to advance the interests of the Company and the Shareholders by attracting, retaining and motivating directors, officers, employees, consultants and management company employees of high calibre and potential, and to encourage and enable such persons to acquire an ownership interest in the Company. As at the Record Date, a total of 2,379,735 Shares were issuable pursuant to Options outstanding under the Stock Option Plan, representing 2.14% of the issued and outstanding Shares.

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan attached to this Circular as Schedule “B”. Capitalized terms used but not defined in this section of the Circular shall have the meanings ascribed thereto in the 2014 Stock Option Plan.

Under the Stock Option Plan, the Board may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, employees and consultants of the Corporation, non-transferable options to purchase Shares for a period of up to ten years from the date of grant, provided that the number of Shares (“Options”) reserved for issuance may not exceed 10% of the total issued and outstanding Shares at the date of the grant.

The purpose of the Stock Option Plan is to encourage share ownership by directors, employees and consultants, to attract and retain qualified individuals and to provide additional incentives to promote the success of the Corporation and the subsidiary corporations of the Corporation. The Stock Option Plan provides an incentive for and encourages ownership of the Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Shares. Pursuant to the Stock Option Plan, the maximum number of Shares reserved for issuance in any 12 month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Shares at the date of the grant, unless disinterested shareholder approval is obtained. The maximum number of Shares reserved for issuance in any 12 month period to any consultant may not exceed 2% of the issued and outstanding Shares at the date of the grant and the maximum number of Shares reserved for issuance in any 12 month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Shares at the date of the grant.

The Board shall determine the exercise period of all options and the time or times that an option or portion of an option is exercisable; provided, however, that the exercise period shall not exceed ten (10) years from the applicable at the date of the grant.  Subject to the terms of the Stock Option Plan, Options shall be exercisable in whole or in part during the exercise period in accordance with such vesting provisions, conditions or limitations as are herein contained or as the Board may from time to time impose, or as may be required by the TSX-V or under applicable securities law.

Notwithstanding the foregoing, in the event an optionee ceases to be eligible under the Stock Option Plan, (A) all unexercised and unvested Options granted to an optionee shall expire immediately, and (B) all vested Options granted to such optionee shall expire within ninety (90) days after such optionee ceases to be a director, employee or consultant except in the case of: (i) an optionee who is engaged in investor relations activities, in which case, such optionee’s Options shall expire within thirty (30) days after such optionee ceases to be employed to provide investor relations activities; and (ii) an optionee whose employment or term of office is terminated for lawful cause, then any Options held by such optionee, whether or not such Options are exercisable at the time of termination, immediately expire and are cancelled on the termination date at a time determined by the Board, at its discretion.  Notwithstanding the foregoing provisions, the Board may, in its discretion, at any time prior to or following the events contemplated above, permit the exercise of any or all Options held by the optionee in the manner and on terms authorized by the Board, provided that, subject to an extension under the terms of the Stock Option Plan, the Board will not, in any case, authorize the exercise of an option beyond a period of one year from the date on which such optionee ceases to be eligible under the Stock Option Plan.

The exercise price for any option shall be determined from time to time by the Board, in compliance with all the rules and requirements respecting the pricing of Options imposed by the TSX-V, and shall not be less than the discounted market price calculated on the date effective date. All Options granted shall be exercisable by an optionee’s heirs or administrators for a period of one year from such optionee’s death.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the following resolution to approve the adoption of the Stock Option Plan (the “Stock Option Plan Resolution”):

“BE IT RESOLVED THAT:

1.
subject to final approval of the TSX Venture Exchange (the “TSX-V”), the stock option plan (the “Stock Option Plan”) of Jaguar Mining Inc. (the “Corporation”), in the form attached as Schedule “B” to the management information circular of the Corporation dated May 19, 2015, be and the same is hereby ratified, confirmed and approved;

2.	the directors of the Corporation or any such committee of the Corporation are hereby authorized to grant Options pursuant to the Stock Option Plan to those eligible to receive Options thereunder;

3.
any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions; and

4.
notwithstanding that this resolution has been passed by the shareholders of the Corporation, the adoption of the proposed Stock Option Plan of the Corporation is conditional upon receipt of final approval from the TSX-V and the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors.”

Approval of the Stock Option Plan Resolution requires that it be passed by a majority of the votes cast by disinterested Shareholders thereon at the Meeting, in person and by proxy, and excludes votes attached to Shares beneficially owned by insiders of the Corporation to whom Options may be granted under the Stock Option Plan and associates thereof. A total of 36,045,291 Shares held by directors and executive officers of the Corporation and associates thereof will be excluded.

Management of the Corporation recommends that Shareholders vote in favour of the resolution to ratify, confirm and approve the new Stock Option Plan. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the ratification, confirmation and approval of the Stock Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Board administers the Corporation's executive compensation policy with advice from the Governance, Compensation and Nominating Committee.  The Governance, Compensation and Nominating Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of certain of the Corporation's executive officers.  The Governance, Compensation and Nominating Committee mandate is to ensure that total compensation paid to the executive officers of the Corporation is fair, reasonable and consistent with the Corporation's compensation philosophy. For additional details regarding the Governance, Compensation and Nominating Committee, see "Board Committees – Governance, Compensation and Nominating Committee" elsewhere in this Circular.

Some of the normal and customary provisions regarding the compensation mandate have been held in abeyance until results have been achieved and liquidity concerns abated.

As such, the compensation information contained below discloses compensation paid to the following individuals:

(a)	the Corporation's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”);

(b)
each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(c)
any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end;

(each referred to as a “Named Executive Officer” or “NEO”).

Compensation Philosophy and Approach

Jaguar Mining’s compensation program is designed to achieve the following:

•	Attract, retain, and motivate highly skilled and qualified mining executives with success in turnaround situations;
•	Align the interests of executive management and shareholders;
•	Ensure that structures are performance driven (corporate and individual);
•	Mitigate the taking of inappropriate or excessive risks;
•	Reflective of duties and responsibilities of executives.

Compensation

In December 2013 the Corporation declared insolvency and entered into the CCAA. The Company emerged from CCAA in April 2014 with debt restructured, recapitalized, and a new executive team.  As a result, Messrs. Bee and Weyrauch were appointed as Chief Executive Officer (CEO) and Chief Financial Officer (CFO), respectively.

The terms and conditions of the employment contracts were for Messrs. Bee and Weyrauch, were essentially the same as the prior incumbents.

During the remainder of 2014 and into 2015, the terms and conditions and remuneration rates for Messrs. Bee and Weyrauch have remained unchanged.

Board compensation remains largely unchanged.

In due course and after the company has stabilized and secured sufficient financing, normal course Compensation Committee activities are expected to begin.

Named Executive Officers

In 2014 the Corporation’s NEO’s were:

During the most recently completed fiscal year of the Corporation, the Corporation's NEO’s were:

(a)
David M. Petroff, President and CEO.  Effective September 10, 2012, the Corporation entered into a written employment agreement with Mr. Petroff to serve as the President and CEO of the Corporation. Mr. Petroff resigned from his position as CEO as part of the reconstitution of the board of directors and management of the Corporation pursuant to the CCAA Plan on April 22, 2014 and entered into a transition services agreement with the Corporation on April 22, 2014.

(a)	George M. Bee, President and CEO. Effective April 22, 2014, the Corporation entered into a written employment agreement with Mr. Bee to serve as the President and CEO of the Corporation.

(b)
T. Douglas Willock, CFO. Effective January 10, 2013, the Corporation entered into a written employment agreement with Mr. Willock to serve as CFO of the Corporation. Mr. Willock resigned from his position as CFO as part of the reconstitution of the board of directors and management of the Corporation pursuant to the CCAA Plan on April 22, 2014 and entered into a transition services agreement with the Corporation on April 22, 2014.

(c)	Derrick Weyrauch, CFO. Effective January April 22, 2014, the Corporation entered into a written employment agreement with Mr. Weyrauch to serve as CFO of the Corporation.

(d)
Gordon J. Babcock, Chief Operating Officer. Effective January 2013, the Corporation entered into a written employment agreement with Mr. Babcock to serve as Chief Operating Officer of the Corporation. Mr.  Babcock resigned from his position as Chief Operating Officer as part of the reconstitution of the board of directors and management of the Corporation pursuant to the CCAA Plan on April 22, 2014 and entered into a transition services agreement with the Corporation on April 22, 2014.

(e)
Neil Hepworth, Chief Operating Officer. Effective August 25, 2014, the Corporation entered into a written employment agreement with Mr. Hepworth to serve as Chief Operating Officer of the Corporation. Mr. Hepworth resigned from his position as Chief Operating Officer effective April 1, 2015.

Elements of Compensation

The elements of the Corporation’s executive compensation program include fixed and performance oriented variable components, namely base salary, annual incentive (STI), and long-term incentive (LTI).

Base Salary

The Governance, Compensation and Nominating Committee and the Board approve the salary ranges for the NEOs. NEO’s base salaries are determined by assessing the incumbent’s mandate and role within the company, the incumbent’s performance, and compensation trends within the mining industry.

Short Term Incentive Plan

The annual incentive provides each NEO the opportunity to earn a bonus based on well-defined corporate and individual performance criteria. Following completion of the previously announced offering of senior secured convertible debentures, the Governance, Compensation and Nominating Committee and the Board will review the Short Term Incentive Plan and related objectives.

Long-Term Incentive

The LTI is designed to link executive compensation to company performance and long-term shareholder value.

A new Stock Option Plan and DSU Plan were approved by the shareholders at the June 2014 Annual General Meeting of shareholders of the Corporation.

The Board, based on recommendations of the Governance, Compensation and Nominating Committee, approves grants of Options and DSUs in any given year, as well as any amendments to the security based compensation plans of the Corporation. The amount and terms of outstanding Options and DSUs and the number of outstanding Shares (in the case of Options) are taken into account from time to time when determining whether to grant any further security based compensation.

Following completion of the previously announced offering of senior secured convertible debentures, the Governance, Compensation and Nominating Committee and the Board will review the Long Term Incentive Plan and related objectives.

Employee Benefits

Each of the NEOs is entitled to receive other benefits during the term of his employment, which may include all or some of health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance and disability insurance. The Corporation provides such benefits to aid in the attraction and retention of highly qualified executives.

Termination & Change of Control Benefits

Chief Executive Officer

The employment agreement for Mr. Bee, the CEO, provides that upon a termination without cause or resignation for good reason, Mr. Bee would be entitled to (a) any amount equal to two (2) times annual salary, (b) the sum of any unpaid performance incentive bonus for the most recently completed calendar year (c) any expenses or benefits related costs properly incurred and not reimbursed prior to the termination date (d) vacation pay or time earned but not taken or paid, (e) the cash value of the Executives pro rata entitlement to the performance incentive bonus he would have been entitled to receive for the calendar year in which the Employment End Date occurs had the individual and corporate performance targets for the under been met; (f) a cash amount equal to two times the full amount of the Executive would have likely been entitled to receive in respect of the performance incentive bonus for the calendar year had the individual and corporate performance targets for the calendar year under been met; (g) continued vesting of DSUs under the DSU plan for two (2) years if permitted by the TSX-V or, if not so permitted, for one (1) year; (h) 24 months of continued benefits; and (h) the continued vesting of options for two (2) years if permitted by the TSX-V or, if not so permitted, for one (1) year.

Mr. Bee’s employment agreement provides that if there was a change of control and Mr. Bee was terminated without cause (whether actual or constructive) within 12 months following such change of control, Mr. Bee shall be entitled to the benefits noted in the prior paragraph as well as immediate vesting of any DSUs and Options then held.

Chief Financial Officer

The employment agreement for Mr. Weyrauch, the CFO, provides that upon a termination without cause or resignation for good reason, Mr. Weyrauch would be entitled to (a) any amount equal to two (2) times annual salary, (b) the sum of any unpaid performance incentive bonus for the most recently completed calendar year (c) any expenses or benefits related costs properly incurred and not reimbursed prior to the termination date (d) vacation pay or time earned but not taken or paid, (e) the cash value of the Executives pro rata entitlement to the performance incentive bonus he would have been entitled to receive for the calendar year in which the Employment End Date occurs had the individual and corporate performance targets for the under been met; (f) a cash amount equal to two times the full amount of the Executive would have likely been entitled to receive in respect of the performance incentive bonus for the calendar year had the individual and corporate performance targets for the calendar year under been met; (g) continued vesting of DSUs under the DSU plan for two (2) years if permitted by the TSX-V or, if not so permitted, for one (1) year; (h) 24 months of continued benefits; and (h) the continued vesting of options for two (2) years if permitted by the TSX-V or, if not so permitted, for one (1) year.

Mr. Weyrauch’s employment agreement provides that if there was a change of control and Mr. Weyrauch was terminated without cause (whether actual or constructive) within 12 months following such change of control, Mr. Weyrauch shall be entitled to the benefits noted in the prior paragraph as well as immediate vesting of any DSUs and options then held.

Stock Options

In 2014, the Corporation granted the following options to its NEOs pursuant to its Stock Option Plan.

NEO	Number of options Granted	Exercise Price (C$)	Expiry Date
George Bee	1,000,000	1.35	12-May-2022
Derrick Weyrauch	600,000	1.35	12-May-2022
Neil Hepworth	400,000(1)	1.35	8-Oct-2019
(1)
Mr. Hepworth resigned from his position effective March 31, 2015. All unvested options were forfeited upon his resignation. Mr. Hepworth may exercise any vested options within 90 days from his resignation. As of May 19, 2015, 100,000 options remained available to be exercised by Mr. Hepworth.

See "Outstanding Share-Based Awards granted and Option-Based Awards" table elsewhere in this Circular for further information regarding the issuance of options to NEOs under the Corporation’s new Stock Option Plan.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the years ended December 31, 2012, 2013 and 2014.

Name and principal position (a)	Year (b)				Non-equity incentive plan compensation		Pension Value (401(k)) (US$) (g)	All other compensation(5) (US$) (h)	Total compensation (US$) (i)
		Salary (US$) (c)	Share-based awards(4) (US$) (d)	Option-based awards(4) (US$) (e)	Annual incentive plans (US$) (f1)	Long-term incentive plans (US$) (f2)
David M. Petroff, President and Chief Executive Officer(1)	2014(11)	185,646	-	-	-	-	-	645,807	831,453
	2013(9)	564,120	-	-	169,236	-	-	74,746	808,102
	2012(9)	187,500	-	428,192(6)	176,367	-	-	8,117	800,176
George Bee, President and Chief Executive Officer(2)	2014(10)	356,134	615,582	224,781	N/A	N/A	N/A		1,196,497
T. Douglas Willock, Chief Financial Officer (3)	2014(11)	102,105	-	-	-	-	-	355,054	457,159
Derrick Weyrauch, Chief Financial Officer	2014(10)	207,745	410,388	134,868	N/A	N/A	N/A	-	753,001
Gordon Babcock,(7) Chief Operating Officer	2013(12)	287,385	-	-	-	-	-	-	287,385
	2014 (11)	222,989	-	-	-	-	-	428,030	651,019
Neil Hepworth(8), Chief Operating Officer	2014	116,210	64,000	42,216	-	-	-	-	222,426

(1)	Mr. Petroff’s employment with the Corporation terminated effective April 22, 2014 and the executive was paid severance upon termination of his employment.
(2)	Mr. Bee’s employment with the Corporation was effective as at April 22, 2014.
(3)	Mr. Willock’s employment with the Corporation terminated effective April 22, 2014 and the executive was paid severance upon termination.
(4)	The value of Options is calculated using the Black-Scholes model as of the grant date.
(5)
Amounts reported include certain perquisites and benefits related to the performance of an NEO's duties and includes the premium for certain officers' term life insurance policy, the premium for certain officers' disability life insurance policy, an automobile allowance for certain officers, a tax preparation fee and a housing allowance.

(6)	As of the date of this Circular, these options have been cancelled in connection with the implementation of the CCAA Plan.
(7)	Mr. Babcock resigned his executive position with the Corporation effective April 22, 2014 and the executive was paid severance upon termination of his employment.
(8)
Mr. Hepworth resigned from his position effective March 31, 2015. All unvested options were forfeited upon his resignation. Mr. Hepworth may exercise any vested options within 90 days from his resignation. As of May 19, 2015, 100,000 options remained available to be exercised by Mr. Hepworth.

(9)	The Corporation used the Bank of Canada noon rate of exchange of CDN$1 = $0.9402 for December 31, 2013.
(10)	The Corporation used the Bank of Canada noon rate of exchange of BRL$1 = $0.4234 for December 31, 2013.
(11)	The Corporation used the Bank of Canada average noon rate of exchange of CDN$1 = $0.8620 for 2014.
(12)	The Corporation used the Bank of Canada average noon rate of exchange of CDN$1 = $0.9073 between January 1, 2014 and April 22, 2014.
(13)	The Corporation used the Bank of Canada noon rate of exchange of BRL$1 = $2.1013 between January 1, 2014 and June 2, 2014.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each applicable NEO, the Options (option-based awards) and share appreciation rights (“SARs”) and deferred share units (“DSUs”) (share-based awards) outstanding as at December 31, 2014.

	Option-based Awards (1)				Share-based Awards (1)
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price (C$) (c)	Option expiration date (d)	Value of unexercised in-the-money options (US$) (e)	Number of units that have not vested (#) (f)	Market or payout value of share-based awards that have not vested (US$) (2) (g)	Market or payout of vested share-based awards not paid out or distributed (US$) (2) (h)
David M. Petroff	-	-	-	-	-	-	-
George M. Bee	1,000,000(3)	C$1.35	May 12, 2022	nil	480,000	134,400	75,600
T. Douglas Willock	-	-	-	-	-	-	-
Derrick Weyrauch	600,000 (3)	C$1.35	May 12, 2022	nil	288,000	89,600	50,400
Gordon Babcock	-	-	N/A	-	-	-	-
Neil Hepworth	400,000 (4)	C$1.35		nil	100,000	21,000	7,000

(1)	The information above refers to options issued under the Stock Option Plan and units issued under the Deferred Share Unit Plan.
(2)	Information provided as at December 31, 2014.
(3)
These options will vest over a twenty-four (24) month period as follows: (i) 24,000 immediately upon the grant becoming effective; and (ii) the balance of the options shall vest in tranches of 24,000 options each month over a twenty-four (24) month period commencing one (1) month after the Effective Date of the grant. Effective Date of the grant is May 8, 2014.

(4)
Vesting of these Options at the time of grant was 25% on issuance, 25% in 12, 24 and 36 months. Mr. Hepworth resigned his employment effective as at April 1, 2015. All unexercised and unvested options expired upon termination of Mr. Hepworth’s employment while all vested options will expire within 90 days after termination of Mr. Hepworth’s employment.

Value Vested or Earned During the Year

The following table sets forth, for each applicable NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2013.

Name (a)	Option-based awards – Value vested during the year (US$) (b)	Share-based awards – Value vested during the year (US$) (c)	Non-equity incentive plan compensation - Value earned during the year (US$) (d)
David M. Petroff	-	-	-
George M. Bee	150,916	75,600	N/A
T. Douglas Willock	-	-	-
Derrick Weyrach	90,550	50,400	N/A
Gordon Babcock	-	-	-
Neil Hepworth	15,391	7,000	N/A

Compensation of Directors

General

The Corporation compensates non-executive directors annually, pursuant to a written policy, by paying cash fees, and a long-term component, which may be comprised of stock options, DSUs, and/or SARs. Named Executive Officers are not paid a fee for service as a director in addition to what they are provided pursuant to their employment agreements.

Directors with a written employment agreement with the Corporation are not paid a fee for service as a director in addition to what they are provided pursuant to their employment agreements.  Currently, all of the directors, except George Bee, are eligible for fees for their services as directors. The following table describes compensation for non-executive directors for the year ended December 31, 2014.

Name (a)	Fees earned (US$)(3) (b)	Share- based awards(2) (US$) (c)	Option- based awards(2) (US$) (d)	Non-equity incentive plan compensation (US$) (e)	Pension value (US$) (f)	All other compensation (US$) (g)	Total (US$) (h)
George Bee	31,070(4)	-	-	-	-	-	31,070
Frederick Hermann	16,089	-	-	-	-	-	16,089
Richard D. Falconer	108,972	23,386	17,746	-	-	-	150,104
Luis Miraglia	75,633	23,386	17,746	-	-	-	116,765
Edward V. Reeser	111,087	23,386	17,746	-	-	-	152,219
Derrick Weyrauch(1)	55,113	-	-	-	-	-	55,113
Jared Hardner	27,628	-	17,746	-	-	-	45,374
Stephen Hope	46,145	-	17,746	-	-	-	63,890
Robert Chadwick(5)	33,993	-	17,746	-	-	-	51,738

(1)	Mr. Weyrauch resigned as a Board member effective April 22, 2014. Mr. Weyrauch was appointed Chief Financial Officer of the Corporation effective as at April 22, 2014.
(2)	The information above refers to options issued under the Stock Option Plan and units issued under the Deferred Share Unit Plan.
(3)	Includes payments associated with membership of special committees of the Board.
(4)	Amount paid prior to Mr. Bee’s appointment as President and CEO of the Corporation.
(5)	The above amounts are accruals for Mr. Chadwick and not actual payments. Payments will be made when he departs from the Board.

Board Annual Retainers

Position	Annual Retainer (C$)
Non-Management Director Retainer	40,000
Chairman Retainer	10,000
Committee Retainer	7,500
Retainer for Chair of the Audit and Risk Committee	10,000
Retainer for Chair of the Safety, Environmental, Technical and Reserves Committee	10,000
Retainer for Chair of the Governance, Compensation and Nominating Committee	7,500
Special Committee Retainer	10,000
Retainer for Chair of the Special Committee	5,000
Special Committee Meeting Attendance Fee	1,000
Special Committee per diem Fee	1,600
__________
(1)	Expressed in C$
(2)	Non-executive directors are also reimbursed for all reasonable travel and other expenses incurred by them in attending Board or committee meetings.
(3)	All amounts above are cumulative based on the functions and roles assumed by each Director individually.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each director, the options (option-based awards) and DSUs (share-based awards) outstanding as at December 31, 2014.

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price (C$) (c)	Option expiration date (d)	Value of unexercised in-the-money options (C$) (e)	Number of units that have not vested (#) (f)	Market or payout value of share-based awards that have not vested (US$) (g)	Market or payout value of vested share-based awards not paid out or distributed (US$)
George Bee (1)	-	-	-	-	-	-	-
Richard D. Falconer	78,947 (2)	1.35	May 12, 2022	nil	nil	nil	68,553
Frederick Hermann (4)	-	-	-	-	-	-	-
Luis Miraglia	78,947 (2)	1.35	May 12, 2022	nil	nil	nil	68,553
Edward V. Reeser	78,947 (2)	1.35	May 12, 2022	nil	nil	nil	68,553
Derrick Weyrauch (3)	-	-	-	-	-	-	-
Jared Hardner	78,947 (2)	1.35	May 12, 2022	nil	-	-	-
Stephen Hope	78,947 (2)		May 12, 2022	nil	-	-	-
Robert Chadwick	-	-	-	-	-	-	-

(1)	Mr. Bee was appointed President and Chief Executive Officer on April 22, 2014.
(2)	Options vesting terms is 50% on May 12, 2015, 50% on May 12, 2016 or 100% in the event of a Change of Control, as defined in the Stock Option Plan
(3)	Mr. Weyrauch resigned as a board member and was appointed President and Chief Financial Officer on April 22, 2014.
(4)	Mr. Hermann resigned as a director of the Corporation effective April 22, 2014.

Value Vested or Earned During the Year

The following table sets forth, for each director, the value of all incentive plan awards as of the year ended December 31, 2014.

Name (a)	Option-based awards – Value vested during the year (US$) (b)	Share-based awards – Value vested during the year (US$) (c)	Non-equity incentive plan compensation - Value earned during the year (US$) (d)
George Bee	-	-	-
Richard D. Falconer	7,764	23,386	-
Frederick Hermann	-	-	-
Luis Miraglia	7,764	23,386	-
Edward V. Reeser	7,764	23,386	-
Derrick Weyrauch	-	-	-
Jared Hardner	nil	-	-
Stephen Hope	nil	-	-
Robert Chadwick	-	-	-

(1)	The information above refers to options issued under the Stock Option Plan and units issued under the Deferred Share Unit Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information concerning the Stock Option Plan and DSU Plan as of May 4, 2015.

Plan Category	Number of Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options (C$)	Number of Shares remaining available for future issuance under Stock Option Plan
Stock Option Plan (not yet approved by Shareholders)	2,679,735	$1.35	8,431,369

Plan Category	Number of Shares to be issued upon exercise of outstanding units	Weighted average exercise price of outstanding units (C$)	Number of Shares remaining available for future issuance under DSU Plan
DSU Plan (not yet approved by Shareholders)	1,600,566	-	9,510,545

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No (i) executive officer, director or Nominee of the Corporation, (ii) associate of an executive officer, director or Nominee, or (iii) former executive officer, director or employee of the Corporation, was indebted to the Corporation or its subsidiaries at any time during the most recently completed financial year of the Corporation or as of the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as more fully described below, there are no material interests, direct or indirect, in any transactions since the commencement of the Corporation's most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries of (i) directors or executive officers of the Corporation, (ii) Nominees, (iii) any Shareholder who beneficially owns 10 percent or more of the Shares, or a director or executive officer of such 10 percent plus Shareholder, or (iv) any known associate or affiliate of any of the foregoing persons.

On April 22, 2014, a fund managed by Outrider Management, LLC located at 1001 Bayhill Drive, San Bruno, CA 94066, acquired ownership of 36,045,291 Shares pursuant to the implementation of the CCAA Plan.

On April 22, 2014, Dupont Capital Management Corp. located at Suite 3000 - 1 Righter Parkway, Wilmington, DE 19803 acquired an aggregate of 12,037,763 Shares through its managed funds pursuant to the implementation of the CCAA Plan.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

Directors' and officers' liability insurance has been purchased for the benefit of the directors and officers of the Corporation, to back up the Corporation's indemnification of them against liability incurred in their capacity as directors and officers, subject to certain limitations under applicable law.  The premium for such insurance in the 2014 fiscal year was approximately US$460,000, which was paid by the Corporation.

In accordance with the provisions of the Business Corporations Act (Ontario), the by-laws of the Corporation, as amended in 2009, also provide that the Corporation will indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided however that the Corporation shall not so indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual's conduct was lawful.

In addition, the Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above, but the individual shall repay the Corporation if the individual does not fulfil the conditions set out in (i) and (ii) above.

During the 2014 fiscal year, no directors or officers were paid by the insurer under the Corporation's directors' and officers' insurance policy in their capacity as such.

OTHER BUSINESS

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Circular.

CORPORATE GOVERNANCE DISCLOSURE

As a Canadian venture issuer, the Corporation is required to provide annual disclosure of its approach to corporate governance with reference to National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

Based on the definition of "independence" in National Instrument 52-110 – Audit and Risk Committees, Messrs. Falconer, Reeser, Miraglia, Chadwick and Hardner are all independent directors of the Corporation.  Messrs. Bee and Hope are not considered to be independent. Mr. Bee is not considered to be independent as he is the CEO of the Corporation. Mr. Hope is not considered to be independent as he is a principal of Outrider Management, LLC. On April 22, 2014, a fund managed by Outrider Management, LLC acquired ownership of 36,045,291 Shares pursuant to the CCAA Plan representing approximately 32.4% of the total number of Shares outstanding following the implementation of the CCAA Plan.

Independence of the Board from management results from (i) a majority of the current directors and Nominees being independent directors, (ii) an independent Chairman, (iii) the Audit and Risk Committee, the Governance, Compensation and Nominating Committee being comprised solely of independent directors, and (iv) the Chairman of each Board committee being independent.

A number of the directors are directors of other listed issuers.  Mr. Falconer is a director of Resolute Forest Products Inc. and Chorus Aviation Inc. Mr. Bee is a director of Stillwater Mining Company and Sandspring Resources Ltd. Mr. Chadwick is a director of Ainsworth Lumber Co. Ltd. Mr. Reeser is a diretor of Temex Resources Corp.

Mr. Falconer, an independent director, is the Chairman of the Board.  Mr. Falconer's role as Chairman is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation.  His responsibilities include leading the Board meetings, establishing procedures to assist the Board's work, facilitating ongoing communication between the Board and the management of the Corporation, overseeing the responsibilities delegated to the Board committees, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation's formation documents and as set forth in the Chairman of the Board position description.  Mr. Falconer calls meetings of the independent directors when he determines appropriate.  The independent directors hold meetings separately from the other directors from time to time.

The following table reflects the attendance record of each director at Board meetings held during the period from January 1, 2014 through to December 31, 2014. The number of meetings set out below reflects the total number of meetings while such person was a director.  In total, there were 11 board meetings from January 1, 2014 through to December 31, 2014.

Director	Meetings Attended
David Petroff (1)	6/6
George Bee	10/11
Richard D. Falconer	11/11
Luis Miraglia	11/11
Edward V. Reeser	11/11
Jared Hardner (2)	4/4
Stephen Hope (3)	5/5
Robert Chadwick (4)	5/5
Derrick Weyrauch (5)	6/6

(1)	Mr. Petroff resigned from the Board of Directors effective April 22, 2014. 6 meetings were held during his term as a Board member.
(2)	Mr. Hardner was appointed to Company’s Board of Directors effective May 12, 2014. 4 meetings were held during his term as a Board member.
(3)	Mr. Hope was appointed to Company’s Board of Directors effective April 22, 2014. 5 meetings were held during his term as a Board member.
(4)	Mr. Chadwick was appointed to Company’s Board of Directors effective April 22, 2014. 5 meetings were held during his term as a Board member.
(5)	Mr. Weyrauch resigned from the Board of Directors effective April 22, 2014, when he was appointed Chief Financial Officer of the Corporation. 6 meetings were held during his term as a Board member.

Board Mandate

The Board has expressly assumed responsibility for supervising the management of the business and affairs of the Corporation.  It is the Board’s policy and goal to enhance shareholder value by careful oversight (including approval of all material actions) of the Corporation’s businesses, and by continuously assessing long-range opportunities to expand these businesses.  The Board sets long-term goals, reviews strategic planning and policies established by senior management, supervises the implementation of such goals and policies, and critically reviews the progress of such goals and policies at its meetings.  The Governance, Compensation and Nominating Committee of the Board recommended, and the Board adopted, a written mandate of the Board on November 7, 2006.  A copy of the Board mandate is attached as Schedule “A” hereto.

Position Descriptions

In 2006, the Board, with the assistance of the Governance, Compensation and Nominating Committee, adopted a written position description for the Chairman of the Board.  Such position description was formulated based upon the standards in the industry.

The roles and duties of the persons holding the positions of Chairman of each of the Board Committees are established through a discussion of, and agreement upon, the standards in the industry and based on the recommendations of the Governance, Compensation and Nominating Committee.

Assessments

It is expected that the Governance, Compensation and Nominating Committee will, on an annual basis, evaluate and make recommendations to the Board with respect to the size, composition and operation of the Board, our the Corporation’s committees and their respective members.

Orientation and Continuing Education

The Corporation provides education (through management and outside professional advisers) on specific issues as they arise.  The Board's practice is to conduct an initial orientation session for new directors and an annual orientation meeting to update all directors regarding relevant matters.  In addition, management presentations are made to the Board as required on developments relating to the business of the Corporation.  The Corporation also sponsors director attendance at appropriate education seminars.  The Governance, Compensation and Nominating Committee maintains responsibility under its written charter to provide orientation training and continuing education to all directors of the Corporation.

Ethical Business Conduct

The Board and the Corporation have a long-standing commitment to conduct the Corporation's business in compliance with applicable laws and regulations.  This commitment helps ensure the Corporation's reputation for honesty, quality and integrity.  The Corporation requires that all employees respect and obey all applicable laws.  Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.  The Corporation is regulated by a number of laws, rules and regulations.  Compliance with these laws, rules and regulations is required and expected.  The Board has adopted a whistleblower policy to facilitate anonymous complaints of employees, contractors, directors, officers and the Corporation's agents against the Corporation or any of its directors, officers or employees relating to financial statement disclosures, accounting, internal controls and audit matters.  The Board has also adopted an insider trading policy which outlines the rules and restrictions applicable to directors, officers and employees of the Corporation and its subsidiaries regarding the trading of securities of the Corporation.

Directors and officers are expected to act in a manner that avoids even the appearance of conflict between their personal interests and those of the Corporation.  To that end, duties and responsibilities of directors include: (i) preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Corporation and disclosing details of any such real or perceived conflicts of interest should they arise, and (ii) voting on all matters requiring a decision of the Board or its Committees, except where a conflict of interest may exist.  In addition, any member of the Board who finds himself in a real or potential conflict of interest situation must immediately declare his interest to the Board and refrain from participating in any discussion about the conflicting issue or from voting thereon.  The directors and officers owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.  The Corporation's policy is to compete vigorously, aggressively and successfully in today's increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which it operates.

The Board, through the Governance, Compensation and Nominating Committee, monitors compliance with the Code of Conduct and Ethics.  The Board requires the Corporation's executive management to advise it of any reports received regarding violations of the Code of Conduct and Ethics.  The Board is responsible for the granting of any waivers from the Code of Conduct and Ethics to directors or executive officers.  Disclosure will be made by the Corporation as required by law of any waiver from the requirements of the Code of Conduct and Ethics granted to the Corporation's directors or executive officers in the Corporation's quarterly report that follows the grant of such waiver.

The Corporation’s corporate governance policies are accessible on the Corporation’s website. Shareholders General Counsel and Ethics by submitting a request in writing to the General Counsel and Corporate Secretary of the Corporation at 67 Yonge Street, Suite 1203, Toronto, Ontario, Canada M5E 1J8.  The Code of Conduct and Ethics may also be accessed on the Corporation's website at www.jaguarmining.com.

Nomination of Directors

The Board keeps itself informed of the leaders in the business world and particularly leaders in the mining industry.  Any member of the Board may submit a potential candidate to be a nominee for the position of director.  The Board reviews the field of potential nominees having regard to the competencies and skills desired of the Board as a whole, and discusses the achievements, skills and competencies, leadership qualities, professional acumen and availability of such potential nominees, and agrees on which candidates are presented as official nominees supported by the Board.  The Board currently does not have a separate nominating committee.  The Governance, Compensation and Nominating Committee will continue to examine whether the Board should establish a nominating committee if circumstances warrant.

Board Committees

The Board maintains such committees as required by applicable corporate or securities laws and the rules or guidelines of any stock exchange upon which shares of the Corporation are listed for trading.  In addition, the Board maintains any committee it deems appropriate (on an ad hoc basis or otherwise) and delegates to such committee such authority as the Board sees fit and as permitted by applicable law.  Notwithstanding any such delegation, the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.  At present, the Board maintains (a) an Audit and Risk Committee, (b) a Governance, Compensation and Nominating Committee, and (c) a Safety, Environmental, Technical and Reserves Committee.

Audit and Risk Committee

As of May 4, 2015, the members of the Audit and Risk Committee are Messrs. Reeser, Hope and Falconer, all of whom are independent except for Mr. Hope. Mr. Reeser is the Chairman of the Audit and Risk Committee.  Together, the members of the Audit and Risk Committee possess:

•	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

•	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

The majority of the Nominees meet the independence and financial literacy and expert requirements under US and Canadian legislation to properly constitute the Audit and Risk Committee.

The Audit and Risk Committee also assists the Board in fulfilling its oversight responsibilities by conducting reviews and discussions with management and the independent auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures of the Corporation and ensuring implementation of such controls and procedures; monitoring the quality and integrity of the Corporation's financial statements and other financial information; and selecting and monitoring the independence and performance of the Corporation's outside auditors.  The Audit and Risk Committee is also responsible for overseeing the Corporation's whistleblower procedures and administering the whistleblower policy.  As part of its role, the Audit and Risk Committee receives recommendations from management and the external auditor appointed by the Shareholders regarding the matters described in the preceding sentence, examines such recommendations and advises the Board concerning actions that should be taken.

Disclosure of information concerning the Audit and Risk Committee, as required by Form 52-110F2, is set forth in the Corporation's annual information form for the fiscal year ended December 31, 2013 under the sections entitled "Audit and Risk Committee", "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" under "Directors and Executive Officers", and a copy of the Charter of the Audit Committee is attached as Appendix “A” to such annual information form, available on SEDAR at www.sedar.com. A copy of the Charter is also accessible on the Corporation's website at www.jaguarmining.com.

Governance, Compensation and Nominating Committee

In 2014, the Board combined the Corporate Governance Committee and the Compensation Committee to form the Governance, Compensation and Nominating Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance matters of the Corporation.  The current members of the Governance, Compensation and Nominating Committee are Messrs. Miraglia, Hope and Reeser, all of whom are independent directors except for Mr. Hope. Mr. Miraglia is the current Chairman of the Governance, Compensation and Nominating Committee.

In November 2006, the Governance, Compensation and Nominating Committee adopted a written Charter, which was updated in July 2007 and affirmed on March 20, 2013.  Generally, the Governance, Compensation and Nominating Committee assists the Board in discharging its duties relating to the safeguarding of assets, develops, recommends and oversees the operation of adequate corporate governance systems in compliance with applicable laws, stock exchange rules and accounting standards, identifies individuals qualified to become Board members, and assists in the selection of director nominees.  In addition, the Governance, Compensation and Nominating Committee is responsible for developing and administering director orientation and continuing education programs, reviewing the size and composition of the Board and its Committees and their functions and effectiveness, making recommendations to the Board with respect to fraud prevention policies, and recommending sound corporate governance practices on an ongoing basis.

The Governance, Compensation and Nominating Committee also reviews industry standards and considers the recommendations of consultants in developing the written Board compensation policy and subsequent updates thereto.  For additional information concerning the process of determining compensation for the directors and executive officers of the Corporation, see "Statement of Executive Compensation" and “Compensation of Directors” elsewhere in this Circular.

Generally, the Governance, Compensation and Nominating Committee is responsible for establishing, administering and evaluating the compensation philosophy, policies and plans for non-employee directors and executive officers, and reviewing and making recommendations to the Board concerning director and executive compensation.  In addition, the Governance, Compensation and Nominating Committee is responsible for making recommendations to the Board with respect to the CEO’s compensation and setting goals and objectives relevant to the CEO, reviewing peer group and other industry compensation data, reviewing and making recommendations to the Board in respect of equity-based and incentive compensation plans, overseeing the appointment, promotion, performance and compensation of the Corporation's non-executive officers and recommending any necessary changes to the Board.

The Governance, Compensation and Nominating Committee members' experience in leadership roles, their extensive knowledge of the mining industry and their mix of experience in operations, financial matters and corporate strategy provides the Governance, Compensation and Nominating Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate. The Governance, Compensation and Nominating Committee ensures that the Corporation develops and implements an effective and efficient approach to corporate governance that enables the business and affairs of the Corporation to be carried out, directed and managed with the objective of enhancing shareholder value. Further, each member fully understands the Corporation’s business model, the key value drivers and the performance metrics arising from achieving the Corporation’s annual goals.

The Governance, Compensation and Nominating Committee also have a complementary range of skills in areas such as finance, corporate governance, risk assessment, public company leadership and board experience, which allow them to make effective decisions on the Corporation’s compensation practices. Through such skills, they have acquired direct experience relevant to their responsibilities in reviewing and considering executive compensation.

The following comprises a brief summary of each member’s direct experience that is relevant to his responsibilities in executive compensation and that contributes to the ability of the Governance, Compensation and Nominating Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Mr. Miraglia	● ● ●
Partner at Azevedo Sette Advogados law firm in Brazil
Nineteen years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining
Holds Juris Doctorate from the Universidade Federal de Minas Gerais in Belo Horizonte, Brazil and a Master of Laws degree from the University of Chicago Law School

Mr. Hope	● ● ● ● ● ● ●
Founder of Outrider Management
Over fifteen years of experience in fixed-income investment management
Former portfolio manager of Dalton Investments LLC
Former manager of emerging markets debt fund San Francisco Sentry Investment Group
Former analyst and trader at Bracebridge Capital
Former currency and bond trader at Eaton Vance Management
Holds Bachelor of Arts in Economics from Princeton University

Mr. Reeser	● ● ● ● ●
Owner and President of Celco Inc., one of Canada’s major commercial food service equipment importers and distributors
Director and member of the Finance and Audit and Risk Committee of Bridgepoint Health since September 2011
Over 15 years of experience as a senior financial officer of TSX-listed companies in the metallurgical, aviation and energy utility industries
Has served as a director and officer of a number of private companies and non-profit organizations
Holds a Master of Business Administration degree (finance concentration) from York University, a Bachelor of Arts from York University and an ICD.D designation from the Institute of Corporate Directors.

Safety, Environmental, Technical and Reserves Committee

The Board established a Safety, Environmental, Technical and Reserves Committee in 2014 for the purpose of reviewing, advising and making recommendations to the Board concerning the fulfillment of responsibilities relating to various human resources and environmental issues applicable to the Corporation.  The current members of the Safety, Environmental, Technical and Reserves Committee are Messrs. Hardner, Reeser and Falconer, all of whom are independent directors.  Mr. Hardner is the current Chairman of the Safety, Environmental, Technical and Reserves Committee.

Special Committee

On February 27, 2015, the Corporation announced that the Board has formed a special committee ("Special Committee") which mandate includes the initiation of a strategic review process to explore alternatives for the enhancement of shareholder value. As such, the Special Committee appointed Origin Merchant Partners as its exclusive financial advisor in conjunction with the process. The review will consider various alternatives for the Company, including: merger opportunities, the potential sale of the Company's assets, potential partnership or joint venture agreements and any other options with the objective of maximizing value for the Company's shareholders.  There can be no assurance that the Company's efforts will be successful or that this process will result in any transaction. The current members of the Special Committee are Messrs. Reeser, Chadwick, Miraglia and Hope. Mr. Reeser is the current Chairman of the Special Committee.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Corporation.  Additional information about the Corporation may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders may request copies of the Corporation's annual consolidated financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2014 by writing to the General Counsel and Corporate Secretary of the Corporation at 67 Yonge Street, Suite 1203, Toronto, Ontario, Canada M5E 1J8.  Financial information relating to the Corporation is included in the comparative audited consolidated financial statements and Management's Discussion and Analysis for the most recently completed financial year ended December 31, 2014.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders, each director of the Corporation and its auditors have been approved by the Board of the Corporation.

DATED as of the 19th day of May, 2014.

“Richard D. Falconer”
Richard D. Falconer Chairman of the Board of Directors

SCHEDULE “A”

JAGUAR MINING INC.

BOARD MANDATE

History of the Board Mandate

Adopted by the Board of Directors:                                                                           November 7, 2006

Purpose of the Board

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Corporation.  The Board seeks to discharge this responsibility by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency.  The best interests of the Corporation must be paramount at all times.

Mandate

The Board discharges its responsibility for overseeing the management of the Corporation's business by delegating to the Corporation's senior officers the responsibility for day-to-day management of the Corporation.  The Board discharges its responsibilities both directly and through its committees, the Audit and Risk Committee, the Governance, Compensation and Nominating Committee and the Safety, Environmental, Technical and Reserves Committee.  In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature.  The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives.  Other principal duties include, but are not limited to, the following categories:

A.           Appointment of Management

1.
The Board is responsible for approving the appointment of the Chief Executive Officer and the other officers of the Corporation and reviewing the performance of the executive officers.  The Board responds to recommendations of the Governance, Compensation and Nominating Committee concerning the compensation of the Chief Executive Officer and the other executive officers of the Corporation and approves their compensation.

2.
The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits.  Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

3.
The Board oversees that succession planning programs are in place, including programs to train and develop management.  The Board is responsible for approving management's succession plans for the Chief Executive Officer and the other officers of the Corporation.

B.           Board Organization

1.
The Board will respond to recommendations received from the Governance, Compensation and Nominating Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

2.
The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, human resources, safety,  environmental and other matters, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

C.	Strategic Planning

1.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission and goals of the Corporation.

2.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals.

3.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

4.	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

D.	Monitoring of Financial Performance and Other Financial Reporting Matters

1.	The Board is responsible for enhancing congruence between shareholder expectations, Corporation plans and management performance.

2.	The Board is responsible for:

(a)
adopting processes for monitoring the Corporation's progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Corporation; and

(b)	taking action when Corporation performance falls short of its goals, or when other special circumstances warrant.

3.
The Board is responsible for approving the annual audited financial statements, the interim financial statements, and the notes and Management's Discussion and Analysis accompanying such financial statements.

4.
The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation's governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

E.	Risk Management

The Board is responsible for the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation's shareholders.

F.	Environmental Oversight

The Board is responsible for reviewing and providing input into ensuring the implementation of appropriate environmental stewardship and health and safety management systems that are sufficient within the terms and practices of the mining industry with the objective of compliance with applicable laws and Corporation policies.

G.	Policies and Procedures

1.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Corporation is operated; and

(b)	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

2.	The Board shall enforce its policy respecting confidential treatment of the Corporation's proprietary information and the confidentiality of Board deliberations.

H.	Communications and Reporting

1.
The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Corporation is conducted.

2.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation's implementation of systems to accommodate feedback from shareholders.

SCHEDULE “B”

JAGUAR MINING INC.

STOCK OPTION PLAN

This Stock Option Plan, (the “Plan”), governs options (the “Options”) to purchase common shares (the “Shares”) of Jaguar Mining Inc. (the “Company”) granted on or after the date hereof by the Company to Eligible Persons (as such term is defined below). The Plan is intended to encourage share ownership by Eligible Persons, to attract and retain qualified individuals and to provide additional incentives to promote the success of the Company and the subsidiary corporations of the Company.

1	Definitions. For purposes of this Plan:

“affiliate” means any corporation that is an affiliate of the Company as defined in the Securities Act (Ontario);

“Blackout Period” means a period when an Optionee is prohibited from trading in the Company’s securities pursuant to the Company’s written policies then applicable or a notice in writing to an Optionee by a senior officer or director of the Company.

“Board” means the board of directors of the Company.

“Cashless Exercise” has the meaning ascribed thereto Section 12.

“Change of Control” means the purchase or acquisition of Shares and/or securities convertible into or exchangeable or exercisable for Shares as a result of which a person, group of persons or persons acting jointly or in concert, or persons who are associates of or affiliated with any such person, group or persons or any of such persons acting jointly or in concert, beneficially owns or exercises control or direction over Shares that would entitle such person, group of persons or person acting jointly or in concert to cast 50% plus one of the votes attaching to all Shares of the Company.

“Company” means Jaguar Mining Inc., and includes any successor corporation thereto.

“Consultant” means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director of the Company, that:

(a)           is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to a distribution;

(b)           provides the services under a written contract between the Company or an affiliate and the individual or the Consultant Company;

(c)           in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and

(d)           has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

“Consultant Company” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

“Directors” means directors, senior officers and Management Company Employees of the Company, or directors, senior officers and Management Company Employees of the Company’s subsidiaries.

“Discounted Market Price” means the Market Price less the following maximum discounts based on the closing market price of the Shares (and subject, notwithstanding the application of any such maximum discount, to a minimum price of $0.05):

Closing Price	Discount
up to $0.50	25%
$0.51 to $2.00	20%
Above $2.00	15%

“Effective Date” for an Option means the date on which such Option is granted by the Board, or such later date as the Board may specify.

“Eligible Person” means a Director, Employee or Consultant.

“Employee” means:

(a)	an individual who is considered an employee of the Company or its subsidiaries under the Income Tax Act (Canada);

(b)
an individual who works full-time for the Company or its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)
an individual who works for the Company or its subsidiaries on a continuing regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made.

“Exchange” means the TSX, TSX-V or any other stock exchange on which the Shares are then listed for trading, as applicable.

“Exercise Period” means the period of time during which an Option or portion of an Option which is granted hereunder may be exercised (subject to the limitations of Section 9 hereof).

“Exercise Price” has the meaning given to it in Section 7.

“Insider” means:

(a)           a director or senior officer of the Company;

(b)           a director or senior officer of a company that is an Insider or subsidiary of the Company;

(c)	a Person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company; and

(d)           the Company itself if it holds any of its own securities.

“Investor Relations Activities” means any activities, by or on behalf of the Company or a shareholder of the Company, that promotes or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(a)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company

(i)           to promote the sale of products or services of the Company, or

(ii)           to raise public awareness of the Company,

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(b)           activities or communications necessary to comply with the requirements of

(i)           applicable securities laws,

(ii)           Exchange requirements or the bylaws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(c)
communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(i)           the communication is only through the newspaper, magazine or publication, and

(ii)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer.

“Management Company Employee” means an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in Investor Relations Activities.

“Market Price” means the price per Share computed on the basis of the closing market price of the Shares on the Exchange on which the securities of the Company are listed for the most recent trading day preceding the date on which an Option is granted; provided that, if no Shares traded in the five trading days prior to such day, the Market Price shall be the average of the closing bid and ask prices over the last five trading days prior to such day, or if there have not been any bid and ask prices reported, the Market price shall be the fair market value of a Share as determined by the Board.

“Offer” means an offer made generally to the holders of the Shares in one or more jurisdictions to acquire, directly or indirectly, Shares and which is in the nature of a “takeover bid” as defined in the Securities Act (Ontario) and where the Shares are listed and posted for trading on an Exchange, not exempt from the formal bid requirements of the Securities Act (Ontario).

“Option” means the right to purchase Shares granted to Eligible Persons in accordance with the terms of this Plan.

“Optionee” means an Eligible Person who is the recipient of an Option hereunder.

“Person” means a company or an individual.

“Shareholder Approval” means approval by the Company shareholders in accordance with the rules of the Exchange on which the Shares are then listed.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

2
Interpretation. A reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time and any statute or regulation that supplements or supersedes such statute or regulations.  Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

3
Administration of the Plan. This Plan shall be administered by the Board. Within the limits of this Plan, the Board shall determine the individuals to whom, and the times at which, Options shall be granted, the number of Shares covered by each Option, the duration of each Option, the Exercise Price and method of payment for each Option, and the time or times within which (during its term) all or portions of each Option may be exercised. The Board may establish such rules as it deems necessary for the proper administration of this Plan, make such determinations and interpretations with respect to the Plan and Options granted under it as may be necessary or desirable and include such further provisions or conditions in Options granted under this Plan as it deems advisable. To the extent permitted by law, the Board may delegate its authority under this Plan to a committee of the Board.  Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company or the Board arising out of or in connection with the Plan shall be within the absolute discretion of both and each of them, as the case may be, and shall be final, binding and conclusive on the Company and Optionees and their respective heirs, executors, administrators, successors and assigns and all other Persons.

4	Shares and Options Subject to the Plan.

(a)
The maximum number of Shares which may be reserved for issuance under this Plan shall be no greater than ten (10%) of the total issued and outstanding Shares from time to time (calculated on a non-diluted basis). The Company shall at all times while this Plan is in force reserve such number of Shares as will be sufficient to satisfy the requirements of this Plan.

(b)
This Plan is considered an “evergreen plan” since the Shares covered by Options which have been exercised shall be available for subsequent grants under the Plan and all other security based compensation arrangements of the Company. If an Option expires, is forfeited, or is cancelled for any reason, the Shares subject to those Options shall again be available for grants under the Plan and under all other security based compensation arrangements of the Company, subject to any required prior approval by the Exchange.

(c)
Unless disinterested Shareholder Approval within the meaning of the rules of the Exchange on which the Shares are then listed is obtained (or unless permitted otherwise by the rules of the Exchange on which the Shares are then listed): (i) the maximum number of Shares issuable to Insiders under the Plan and other security based compensation arrangements of the Company, at any time, shall not exceed 10% of the issued Shares; (ii) the maximum number of Options that may be granted to Insiders under the Plan and other security based compensation arrangements of the Company, within a 12-month period, shall not exceed 10% of the issued Shares calculated on the Effective Date of an Option granted to any Insider; and (iii) the maximum number of Options which may be granted to any one Person under the Plan and other security based compensation arrangements of the Company, in any 12 month period, shall not exceed 5% of the issued Shares calculated on the Effective Date of such Option.

(d)
If the Company is subject to the requirements of the TSX-V and such Exchange so requires, the maximum number of Shares which may be granted to any one Consultant under the Plan in any 12 month period shall not exceed 2% of the issued Shares calculated on the Effective Date of such Option.

(e)
If the Company is subject to the requirements of the TSX-V and such Exchange so requires, the maximum number of Shares which may be granted to all Persons retained to provide Investor Relations Activities under the Plan in any 12 month period shall not exceed 2% of the issued Shares calculated on the Effective Date of such Option.

5
Grant of Options; Eligible Persons. Options may be granted from time to time by the Board, within the limits set forth in this Plan, to any Eligible Persons. All grants to Eligible Persons shall be made to individuals that are bona fide Directors, Employees, Consultants and Management Company Employees.

6
Terms of Options. All terms of all Options granted under this Plan shall be evidenced by a certificate between the Company and the Optionee substantially in the form of Exhibit A, or in such form as the Board may from time to time determine. The form of certificate may vary among Optionees.

7
Exercise Price. The exercise price for any Option (the “Exercise Price”) shall be determined from time to time by the Board, in compliance with all the rules and requirements respecting the pricing of Options imposed by the Exchange on which the Shares of the Company are then listed and provided that the Exercise Price for any Option:

(a)	if the Company is subject to the requirements of the TSX-V and such Exchange so permits, shall not be less than the Discounted Market Price calculated on the date Effective Date; or

(b)           if the Company is not subject to the requirements of the TSX-V, shall not be less than the Market Price calculated on the Effective Date.

8
Hold Period. In addition to any resale restrictions imposed by applicable securities laws, all Options granted under this Plan at a Discounted Market Price, may not be resold or otherwise transferred for a period of four (4) months from the date the Options were granted. If applicable, any instrument or certificate representing the Options granted hereunder shall contain a legend to this effect.

9	Terms and Dates of Exercise.

(a)
Subject to the requirements set forth herein and any accelerated termination as provided for in the Plan, the Board shall determine the Exercise Period of all Options and the time or times that an Option or portion of an Option is exercisable; provided, however, that the Exercise Period shall not exceed ten (10) years from the applicable Effective Date.  Subject to (b) below, Options shall be exercisable in whole or in part during the Exercise Period in accordance with such vesting provisions, conditions or limitations as are herein contained or as the Board may from time to time impose, or as may be required by the Exchange or under applicable securities law.

(b)
Notwithstanding the foregoing, if the term of an Option held by any Optionee expires during or within ten (10) business days of the expiration of a Blackout Period applicable to such Optionee, then the term of such Option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

(c)
Options issued to Consultants performing Investor Relations Activities must vest in stages over twelve (12) months with no more than one-quarter (¼) of the Options vesting in any three (3) month period.

(d)
Upon an Optionee ceasing to be an Eligible Person, (A) all unexercised and unvested Options granted to an Optionee shall expire immediately, and (B) all vested Options granted to such Optionee shall expire within ninety (90) days after such Optionee ceases to be an Eligible Person except in the case of: (i) an Optionee who is engaged in Investor Relations Activities, in which case, such Optionee’s Options shall expire within thirty (30) days after such Optionee ceases to be employed to provide Investor Relations Activities; and (ii) an Optionee whose employment or term of office is terminated for lawful cause, then any Options held by such Optionee, whether or not such Options are exercisable at the time of termination, immediately expire and are cancelled on the termination date at a time determined by the Board, at its discretion.  Notwithstanding the foregoing provisions, the Board may, in its discretion, at any time prior to or following the events contemplated above, permit the exercise of any or all Options held by the Optionee in the manner and on terms authorized by the Board, provided that, subject to an extension pursuant to Section 9(b), the Board will not, in any case, authorize the exercise of an Option pursuant to this section beyond a period of one year from the date on which such Optionee ceases to be an Eligible Person.

10
Exercise of Options. Subject to the provisions of the Plan and the terms of any stock option certificate (in the form attached as Exhibit A), any Option or a portion thereof may be exercised, from time to time, by delivery of the exercise notice in the form attached as Appendix A to the stock option certificate to the Company’s principal office in Toronto, Ontario.  The exercise notice shall state the intention of the Optionee to exercise the said Option or a portion thereof and specify the number of Shares in respect of which the Option is then being exercised, and shall be accompanied by the full purchase price of the Shares which are the subject of the exercise.

11	Adjustments and Accelerated Vesting.

(a)
In the event: (i) of any change or proposed change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (ii) of any issuance, dividend or distribution to all or substantially all the holders of Shares of any shares, securities, property or assets of the Company other than in the ordinary course; (iii) that any rights are granted to holders of Shares to purchase Shares at prices materially below fair market value; or (iv) that as a result of any recapitalization, merger, consolidation or otherwise the Shares are converted into or exchangeable for any other shares or securities; then in any such case, the Board will proportionately adjust the number of Shares available for Options, the number of Shares covered by outstanding Options, the securities or other property that may be acquired upon the exercise of an Option and the price per Share of such Options, or one or more of the foregoing, to prevent substantial dilution or enlargement of the rights granted to, or available for, Optionees/Eligible Persons.

(b)
If an Offer is made which, if successful, would result in a Change of Control, then all unexercised and unvested outstanding Options shall immediately vest and become exercisable by the Optionees, notwithstanding any other vesting provisions in the Plan or in an stock option certificate, as to all or any of the Shares in respect of which such Options have not previously been exercised, but such Shares may only be purchased for tender pursuant to such Offer. If for any reason such Shares are not taken up and paid for by the offeror pursuant to the Offer, any such Shares so purchased by an Optionee shall be deemed to be cancelled and returned to the treasury of the Company, shall be added back to the number of Shares remaining available under the Plan and, upon presentation to the Company of share certificates representing such Shares properly endorsed for transfer back to the Company, the Company shall refund to the Optionee all consideration paid for such shares and, in such event, the Optionee shall thereafter continue to hold the same number of unexercised and unvested outstanding Options on the same terms and conditions, including the Exercise Price thereof, as were applicable thereto immediately prior to time the subject Offer was made. Any Options not exercised (or otherwise disposed of) prior to or contemporaneously with a Change of Control shall be cancelled and forfeit for no consideration.

(c)
If the Company files articles of arrangement providing that the Shares are transferred in exchange for securities of another corporation, the units of a royalty trust or income trust, the units of a limited partnership or any other security, or are merged into or amalgamated with any other corporation, or sells all or substantially all of its assets, the Company will make provision that, upon the exercise of any outstanding Options after the effective date of such transaction, the Optionees shall receive such number of securities of the other, continuing or successor corporation, trust or limited partnership, as the case may be, in such arrangement, merger or amalgamation or of the shares or units of the purchasing corporation, trust or limited partnership, as the case may be, in such sale as the Optionees would have received as a result of such transaction if the Optionees had exercised the Options immediately prior thereto, for the same consideration paid on the exercise of such Options, and had held Shares on the effective date of such transaction.  Upon such provision being made, the obligations of the Company to the Optionees pursuant to the Options and under this Plan shall terminate and be at an end.  If such arrangement, merger or amalgamation results in a Change of Control, the provisions of clause (b) shall apply and the context thereof and all references therein to “Offer” are to be read as being applicable to an “arrangement, merger or amalgamation”.

12
Cashless Exercise. Notwithstanding any other provision of the Plan and only if permitted by the Board and the rules of the Exchange on which the Shares are then listed (for avoidance of doubt, this section 12 shall not apply while the Shares are listed on the TSX-V), an Optionee may elect to exercise Options held by such Optionee in whole or in part, and in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Exercise Price, elect instead to receive upon such exercise the “Net Number” of Shares determined according to the following formula (“Cashless Exercise”):

Net Number =	[A x (B-C)]
B

where

A = the total number of Shares with respect to which the Options held by such Optionee are then being exercised.

B = the price per Share computed on the basis of the closing market price of the Shares on the Exchange on which the securities of the Company are listed for the most recent trading day preceding the date on which an Option is exercised; provided that, if no Shares traded in the five trading days prior to such day, the Market Price shall be the average of the closing bid and ask prices over the last five trading days prior to such day, or if there have not been any bid and ask prices reported, the Market price shall be the fair market value of a Share as determined by the Board.

C = the Exercise Price of the Options

(a)
The election described in Section 6.1(a) may be made by an Optionee by delivery to the Company of a written notice of cashless exercise in such form as the Board may from time to time approve, specifying the number of Options with respect to which the Optionee has elected a Cashless Exercise.

(b)
In connection with a Cashless Exercise, the number of Shares that would have been issuable pursuant to the Options in respect of which the election to Cashless Exercise was made (item (A) in the formula above) shall be considered to have been issued for the purposes of the reduction in the number of Shares which may be issued under the Plan.

13
Withholding Obligations. The Company’s obligation to issue Shares to a Optionee pursuant to the exercise of an Option shall be subject to the satisfaction of any withholding tax requirements under applicable tax legislation in respect of the exercise of an Option  (“Withholding Obligations”). The Company shall have the power and right to require the Optionee to remit to the Company an amount sufficient to satisfy the amount of the Withholding Obligations (the “Withholding Amount”) by any of the following methods or by a combination of such methods as determined by the Company in its sole discretion:

(a)	the tendering by the Optionee of cash payment to the Company in an amount less than or equal to the Withholding Amount; or

(b)
the withholding by the Company from the Shares otherwise due to the Optionee such number of Shares as it determines are required to be sold by the Company, as agent on behalf of the Optionee, to satisfy the Withholding Amount (net of selling costs) (“Funding Shares”). By executing and delivering an exercise notice in respect of the Option, the Option Holder shall be deemed to have consented to such sale and have granted to the Company an irrevocable power of attorney to effect the sale of such Funding Shares and to have acknowledged and agreed that the Company does not accept responsibility for the price obtained on the sale of such Funding Shares; or

(c)
the withholding by the Company from any cash payment otherwise due by the Company to the Optionee, including salaries, directors fees, consulting fees and any other forms of remuneration, such amount of cash as is required to pay and satisfy the Withholding Amount;

provided, however, in all cases, that the sum of any cash so paid or withheld and the fair market value of any Shares so withheld is sufficient to satisfy the Withholding Amount.

14
Non-assignability and Non-transferability of Options. Options granted under this Plan shall be non-assignable and non-transferable by the Optionee thereof otherwise than by will or the laws of descent and distribution, and shall be exercisable, during the Optionee’s lifetime, only by the Optionee. All Options granted under this Plan shall be exercisable by an Optionee’s heirs or administrators for a period of one year from such Optionee’s death.

15
Optionee Not a Shareholder. An Optionee shall not have any rights as a shareholder of the Company with respect to any Shares covered by any Option until such time as and to the extent that such Option has been duly exercised.

16
Compliance with Statutes and Regulations. The granting of Options and the issuance of Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the Exchange on which the Shares are then listed. If the Board determines that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Board.

17	Participation Voluntary.

(a)
The participation of an Eligible Person in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Person any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Company to ensure the continued employment of such Eligible Person.

(b)	The Plan does not provide any guarantee against any loss of profit, which may result from fluctuations in the market price of the Shares.

(c)
The Company does not assume responsibility for the income or other tax consequences for the Eligible Persons participating in the Plan and Eligible Persons are advised to consult with their own tax advisors.

18	Amendment or Termination.

(a)
The Board reserves the right, in its absolute discretion, to amend, suspend or terminate the Plan, or any portion thereof, at any time without obtaining Shareholder Approval, subject to those provisions of applicable law and regulatory requirements (including the rules, regulations and policies of the Exchange on which the Shares are then listed), if any, that require Shareholder Approval. Such amendments may include, without limitation:

(i)
minor changes of a "house-keeping nature", including, without limitation, any amendment for the purpose of curing any ambiguity, error or omission in the Plan, or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii)
amending Options under the Plan, including with respect to either advancing the date on which any Option may be exercised or extending the Exercise Period of any Option (provided, however, that the term may not exceed ten (10) years from the relevant Effective Date), vesting period, exercise method, Exercise Price and method of determining the Exercise Price, assignability and the effect of termination of an Optionee's employment or consulting arrangements (or, if applicable, those of its Consultant Company if the Optionee is an individual), or cessation of an Optionee's directorship, as applicable; provided that such amendment does not adversely alter or impair any Option previously granted to an Optionee without the consent of such Optionee;

(iii)	amendments necessary to comply with the provisions of applicable law or the applicable rules of the Exchange, including with respect to the treatment of Options granted under the Plan;

(iv)           amendments respecting the administration of the Plan;

(v)
amendments necessary to suspend or terminate the Plan; provided that such amendment does not adversely alter or impair any Option previously granted to an Optionee without the consent of such Optionee; and

(vi)	any other amendment, fundamental or otherwise, not requiring Shareholder Approval under applicable laws or the applicable rules of the Exchange.

(b)           Notwithstanding the foregoing, the Company will be required to obtain:

(i)	Shareholder Approval for any amendment related to the following (provided that such Shareholder Approval is then a requirement of the Exchange on which the Shares are then listed):

(A)           the eligibility of any Eligible Person in the Plan;

(B)           extending the term of an Option held by an Insider;

(C)           removing or exceeding the limits on participation in the Plan;

(D)	increasing the maximum number of Shares which may be issued under the Plan; and

(E)	granting additional powers to the Board to amend the Plan without Shareholder Approval; and

(ii)
disinterested Shareholder Approval within the meaning of the rules of the Exchange on which the Shares are then listed for any amendment relating to a reduction in the Exercise Price of an Option held by an Insider (provided that such disinterested Shareholder Approval is then a requirement of the Exchange on which the Shares are then listed).

(c)	Any amendment to any provision of the Plan will be subject to any required regulatory or governmental approvals.

(d)
The Board may terminate the Plan at any time in its absolute discretion. If the Plan is so terminated, no further Options shall be granted, but the Options then outstanding shall continue in full force and effect in accordance with the provisions of the Plan. For the purposes of this Section 18, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Optionee ceases to be an Eligible Person.

19	Governing Law. The Plan will be governed and construed in accordance with the laws of the Province of Ontario.

20	Effective Date. The Plan will be effective on April 22, 2014.

EXHIBIT A

[WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [Insert date which is four months from date of grant].[NTD: Add such legend as may be required by applicable securities legislation if an Option is granted at a Discounted Market Price]

JAGUAR MINING INC.

Stock Option Certificate

This Certificate is issued pursuant to the provisions of the Jaguar Mining Inc. (the “Company”) stock option plan dated as of ●, 2014 (as same may be amended, restated, amended and restated or otherwise modified from time to time, the “Plan”) and evidence that ● is the holder (the “Optionee”) of an option (the “Option”) to purchase up to ● common shares (the “Shares”) in the capital of the Company at a purchase price of $● per Share (the “Exercise Price”).

Subject to the provisions of the Plan:

(a)           the Effective Date of the grant of the Option is: ●;

(b)	the Option may be exercised up to 5:00 p.m. (EST) on ● [NTD: No more than ten (10) years from (a)] (the Expiration Date);

(c)	the Options shall vest as follows: ● [NTD: Insert vesting schedule or “at any time after the date of this grant.]

The vested portion or portions of the Option may be exercised at any time and from time to time, from and including the Effective Date through to 5:00 p.m. (EST) on the Expiration Date by delivering to the Company an Exercise Notice (in form attached as Appendix A), together with this Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which the Option is being exercised.

Upon the exercise of an Option, the Optionee must also remit to the Company an amount sufficient to satisfy any withholding tax requirements under applicable tax legislation in respect of the exercise of the Option (the “Withholding Obligations”).  Unless otherwise permitted by the board of directors (the "Board") or by applicable law, satisfaction of the amount of the Withholding Obligations (the "Withholding Amount") may be accomplished by any of the following methods or by a combination of such methods as determined by the Company in its sole discretion:

(a)	the tendering by the Optionee of cash payment to the Company in an amount less than or equal to the Withholding Amount; or

(b)
the withholding by the Company from the Shares otherwise due to the Optionee such number of Shares as it determines are required to be sold by the Company, as agent on behalf of the Optionee, to satisfy the Withholding Amount (net of selling costs) (the “Funding Shares”). By executing and delivering the Exercise Notice, the Optionee shall be deemed to have consented to such sale and have granted to the Company an irrevocable power of attorney to effect the sale of such Funding Shares and to have acknowledged and agreed that the Company does not accept responsibility for the price obtained on the sale of such Funding Shares; or

(c)
the withholding by the Company from any cash payment otherwise due by the Company to the Optionee, including salaries, directors fees, consulting fees and any other forms of remuneration, such amount of cash as is required to pay and satisfy the Withholding Amount;

provided, however, in all cases, that the sum of any cash so paid or withheld and the fair market value of any Shares so withheld is sufficient to satisfy the Withholding Amount.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Optionee hereby expressly agrees with the Company to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

All terms not otherwise defined in this Certificate shall have the meanings given to them under the Plan.

The Optionee hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof.

IN WITNESS WHEREOF the Company has caused this Option to be executed on its behalf as of the ___ day of ______________, 20__.

JAGUAR MINING INC.
Per:
Name:
Title:

Acknowledged and Agreed to by:

Witness	●

APPENDIX A

Exercise Notice

TO:           Jaguar Mining Inc. (the “Company”)

The undersigned, being the holder of Options to purchase ● common shares of the Company (the “Shares”) at the exercise price of $● per Share (the “Exercise Price”), hereby irrevocably gives notice, pursuant to the Company’s stock option plan dated as of ●, 2014 (as same may be amended, restated, amended and restated or otherwise modified from time to time, the “Plan”), of the exercise of the Option to acquire and hereby subscribes for ● Shares.

The undersigned tenders herewith a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Shares exercised and directs the Company to issue a certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:

Registration Details:

[Name]

[Address]

Delivery Details:

[Mailing address for delivery of certificate]

By executing this Exercise Notice, the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan. All term not otherwise defined in this Exercise Notice shall have the meanings given to them under the Plan.

DATED this ___ day of ________________, 20__.

Witness	●